May 24, 2023

VIA EDGAR

Sonia Bednarowski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	ConvexityShares Trust
ConvexityShares Daily 1.5x SPIKES Futures ETF ConvexityShares 1x SPIKES Futures ETF Post-Effective Amendment No. 3 (File No. 333-256463) (the “Amendment”)

Dear Ms. Bednarowski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ConvexityShares Trust (the “Trust”) hereby respectfully requests that the Amendment be declared effective on Friday, May 26, 2023, at 4:00 p.m. ET, or as soon thereafter as practicable.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Amendment has been declared effective, please orally confirm that event with our counsel, Eversheds Sutherland (US), LLP, by calling Eric Simanek at (202) 220-8412.

ConvexityShares Trust

By:	ConvexityShares, LLC,
its Sponsor

By:	/s/ Simon Ho
Simon Ho
Interim Chief Executive Officer